                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                Pharmhouse Corp.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $.01
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     717137103
- --------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Patricia Renda
                           WisdomTree Associates, L.P.
                            1633 Broadway, 38th Floor
                            New York, New York 10019
                                 (212) 843-2782
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                   May 3, 1996
- --------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

                  Check the following box if a fee is being paid with this statement: [X]


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                                  SCHEDULE 13D



- -----------------------         -------------------------------------------
CUSIP No.  717137103            Page    2    of    12   Pages
          -------------              -------    -------
- -----------------------         -------------------------------------------


- ---- ----------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.              I.D. #13-3729429
- ---- ----------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [X]

- ---- ----------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ----------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     AF
- ---- ----------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)  [ ]

- ---- ----------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- --------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- --------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             130,000 shares of Common Stock
  OWNED BY
    EACH
  REPORTING    --------- --------------------------------------------------
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                         0 shares of Common Stock
               --------- --------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         130,000 shares of Common Stock
- ---- ----------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     130,000 shares of Common Stock
- ---- ----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]
- ---- ----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.83%
- ---- ----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- ---- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D



- -----------------------      -------------------------------------------
CUSIP No.  737137103         Page    3    of    12   Pages
          -------------           -------    -------
- -----------------------      -------------------------------------------


- ---- ----------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.                      I.D. #13-3729430
- ---- ----------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                           (b) [X]

- ---- ----------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ----------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
- ---- ----------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

- ---- ----------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- --------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- --------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             130,000 shares of Common Stock
  OWNED BY     --------- --------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock
               --------- --------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         130,000 shares of Common Stock
- ---- ----------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     130,000 shares of Common Stock
- ---- ----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]
- ---- ----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.83%
- ---- ----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- ---- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- --------------------------        -------------------------------------------
CUSIP No.  737137103              Page    4    of    12   Pages
          ----------------             -------    -------
- --------------------------        -------------------------------------------


- ---- ------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan L. Steinberg                       I.D. ####-##-####
- ---- ------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                         (b) [X]

- ---- ------------------------------------------------------------------------
 3   SEC USE ONLY

     ------------------------------------------------------------------------
- ----
 4   SOURCE OF FUNDS*

     AF
- ---- ------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  [ ]

- ---- ------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- -------------- --------- ----------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             130,000 shares of Common Stock
  OWNED BY     --------- ----------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock
               --------- ----------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         130,000 shares of Common Stock
- ---- ------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     130,000 shares of Common Stock
- ---- ------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]
- ---- ------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.83%
- ---- ------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- ---- ------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  This statement on Schedule 13D, dated May 13, 1996, relates to the common stock, par value $0.01 per share (the "Common Stock") of Pharmhouse Corp., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Company is 860 Broadway, New York, New York 10003. Item 2. Identity and Background.

                  This Schedule 13D is being filed on behalf of WisdomTree Associates, L.P. (the "Partnership"), WisdomTree Capital Management, Inc. (the "General Partner") and Jonathan L. Steinberg ("Mr. Steinberg" and collectively, the "Reporting Entities"). The Partnership and the General Partner are each organized in the State of New York. The business address of the Partnership, the General Partner and Mr. Steinberg is 1633 Broadway, 38th Floor, New York, New York 10019.

                  The present principal employment of Mr. Steinberg is as Chairman, Chief Executive Officer and Treasurer of Individual Investor Group, Inc. ("I.I. Group"), as Chairman, Chief Executive Officer and Treasurer of the General Partner and as co-manager of the Partnership. The business address of I.I. Group is 1633 Broadway, 38th Floor, New York, New York 10019.

                  The principal business of the Partnership is as an investment fund that invests and reinvests in securities of relatively small, less well-known public companies. The principal business of the General Partner is management of the Partnership.

                  The name, business address and principal employment of the executive officers and directors of the General Partner and I.I. Group are set forth in Schedule A hereto and are incorporated by reference.

                  During the last five  years,  neither the  Reporting
Entities nor, to the best of the Reporting Entities' knowledge, any of the other persons identified in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the persons listed in Schedule A are United States citizens. Item 3. Source and Amount of Funds or Other Consideration.

                  The 130,000 shares of Common Stock of the Company acquired by the Partnership were acquired in brokered transactions for an aggregate purchase price of $540,732.70 (the "Partnership Shares"). The source of funds for the Partnership Shares was investment capital contributed by the Partnership. Item 4. Purpose of Transaction.

                  The Reporting Entities have acquired the shares of Common Stock for the purpose of investment. The Reporting

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Entities may maintain  their  investment at current levels or sell all or a part of their investment. In any such case, the decision by the Reporting Entities would depend upon a continuing evaluation of the Company's business, prospects and financial condition, the market for shares of Common Stock, other investment opportunities available to the Reporting Entities, general economic conditions, stock market conditions, availability of funds and other factors and future developments that the Reporting Entities may deem relevant from time to time. Any acquisition or disposition of shares of
Common  Stock by the  Reporting Entities  may  be  effected   through   open
market  or  privately   negotiated transactions, or otherwise.

                  Except to the extent set forth above, or in any other Item hereof, the Reporting Entities and, to the best of their knowledge, the persons listed in Schedule A hereto, do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                   (a) As of May 8, 1996, each of the Reporting Entities beneficially owned a total of 130,000 shares of the Common Stock of the Company, constituting 5.83% of the shares of Common Stock then outstanding, based on 2,228,978 shares of Common Stock outstanding as disclosed in the Company's annual report on Form 10-K for the year ended February 3, 1996. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg, beneficially owns any shares of the Common Stock of the Company, except pursuant to their interests in the Partnership and the General Partner.

                   (b) The Reporting Entities and Russell Anmuth, a Vice President of the General Partner and co-manager of the Partnership, share voting and dispositive power with respect to the Partnership Shares. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, have any voting or dispositive power with respect to the Partnership Shares.

                   (c) Information concerning transactions in the Common Stock effected by the Reporting Entities during the past 60 days is set forth in Schedule B hereto and is incorporated by reference. Except as set forth in Schedule B, no transactions in the Common Stock have been effected by any of the Reporting Entities or, to the best of the knowledge of the Reporting Entities, by any of the persons identified in Schedule A, during the past 60 days.

                   (d)  Not applicable.

                   (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Neither the Reporting Entities nor, to the best of the Reporting Entities' knowledge, any of the individuals listed on Schedule A hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or
withholding of proxies, with  the  exception  of  a  Margin   Agreement  by
and  between  Paine  Webber Incorporated and the Partnership.

Item 7.  Material to be Filed as Exhibits.

                  1. Margin Agreement by and between Paine Webber Incorporated and the Partnership.

                                   SCHEDULE A


         The following table sets forth the name and principal employment of each of the officers and directors of WisdomTree Capital Management, Inc. and Individual Investor Group, Inc., as well as the business address of each director of such entities not employed by such entities.


WisdomTree Capital
Management, Inc.             Position

Jonathan L. Steinberg        Chairman, Chief Executive Officer, Treasurer and
                             Director

Robert Schmidt               President and Director

Scot Rosenblum               Vice President, Secretary and Director

Russell Anmuth               Vice President


Individual Investor
Group, Inc.                  Position

Jonathan L. Steinberg        Chairman, Chief Executive Officer and Director

Robert Schmidt               President, Chief Operating Officer and Director

Scot Rosenblum               Vice President, Secretary and Director

Henry Clark                  Controller and Assistant
                             Secretary

Peter M. Ziemba              Assistant Secretary

Bruce Sokoloff               Director; Executive Vice President, Reliance Group
                             Holdings, Inc., 55 East 52nd Street, New York,
                             New York 10055

                                   SCHEDULE B


The Partnership

1. On May 1, 1996, the Partnership purchased 11,000 shares of Common Stock of the Company in brokered transactions at a price of $3.65 per share.

2. On May 2, 1996, the Partnership purchased 2,000 shares of Common Stock of the Company in brokered transactions at a price of $3.70 per share.

3. On May 3, 1996, the Partnership purchased 5,000 shares of Common Stock of the Company in brokered transactions at a price of $3.57 per share.

4. On May 7, 1996, the Partnership purchased 2,000 shares of Common Stock of the Company in brokered transactions at a price of $3.95 per share.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: May 13, 1996                WISDOMTREE ASSOCIATES, L.P.

                                   By: WisdomTree Capital
                                       Management, Inc.,
                                       General Partner



                                   By:/s/ Scot A. Rosenblum
                                   Name:  Scot A. Rosenblum
                                   Title: Vice President



Dated: May 13, 1996                WISDOMTREE CAPITAL
                                   MANAGEMENT, INC.



                                   By:/s/ Scot A. Rosenblum
                                   Name:  Scot A. Rosenblum
                                   Title: Vice President



Dated: May 13, 1996                By:/s/ Jonathan L. Steinberg
                                      -------------------------
                                   Jonathan L. Steinberg